Exhibit 21.1
Subsidiaries of Noranda Aluminum Holding Corporation
As of February 20, 2009:

Name	Jurisdiction of Incorporation
Noranda Aluminum Acquisition Corporation	Delaware

Noranda Intermediate Holding Corporation	Delaware

Noranda Aluminum, Inc.	Delaware

Norandal USA, Inc.	Delaware

Gramercy Alumina Holdings Inc.	Delaware

NHB Capital Corp.	Delaware

Gramercy Alumina LLC	Delaware